SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Notice to the shareholders” dated on July 21, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Notice to the shareholders

July 21, 2005 (01 page)

For more information, please contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.:     (55-11) 3549-7200

Fax:     (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL:    www.telefonica.com.br

(São Paulo, Brazil – July 21, 2005) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), on the topic of the reverse split of the shares approved in the 20th Extraordinary General Shareholders’ Meeting held on May 11, 2005, hereby informs the shareholders of the following facts:

According to the resolutions taken on the Extraordinary General Shareholders’ Meeting, the fractions resulting from the reverse split process were grouped composing entire shares and sold in auction held at Bovespa on July 15, 2005. The following table shows the results:

Ticker	Type	Number of offered shares	Number of shares sold	Net value per share
TLPP3	ON	1,263,008	1,263,008	35.56
TLPP4	PN	1,191,779	1,191,779	46.47

The amounts resulting from the sale of the shares in the auction will be put at disposal from July 25, 2005 on, under the name of the respective shareholders owners of the fractions of the shares under the following form:

a)	Credit to the Brazilian bank account specified by the shareholder, for those with shares in custody with Banco ABN Amro Real S.A.

b)	Shareholders participating in the Stock Exchanges Custody Program will receive through Broker Dealers.

c)	For those shareholders whose shares are blocked or with an outdated registry, the amount will be held by the Company and kept at the disposal of the respective shareholder for the payment, by means of presenting the documentation certifying the unblocking and/or identification, whichever applies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: July 21, 2005	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director